[Bryan Cave Letterhead]
Melanie P. Rheinecker
Direct: (314) 259-2439
Fax: (314) 552-8439
melanie.rheinecker@bryancave.com
October 3, 2007
Via EDGAR and By Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention:	Joshua Ravitz Attorney-Advisor

Re:	Gulfstream International Group, Inc. Registration Statement on Form S-1 File No. 333-144366 Filed July 5, 2007
Dear Mr. Ravitz:
          We are writing this letter on behalf of Gulfstream International Group, Inc. (the “Company” or the “Registrant”) in response to the letter of the Staff of the Commission (the “Staff”) dated August 3, 2007 regarding the above-referenced filing.
          This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 1 to the Registration Statement, together with a copy which is marked to show the changes from the initial filing.
General
1.	Please provide us with any artwork prior to printing any red herrings. We may have comments.
          Response: The Company has added a photograph of one of its Beechcraft 1900D aircraft to the inside back cover of the prospectus. Presently, the Company does not anticipate including any additional art in the prospectus.

Securities and Exchange Commission

2.	Please provide us with support for the following assertions:
•	Page 2: That you “serve more destinations in the Bahamas than any other U.S. airline.”

•	Page 29: While your code share agreements provide for pro-rata revenue sharing, “most other regional airlines operate either primarily or exclusively under fixed fee arrangements.”

•	Page 30: “A number of U.S. airlines accept Academy graduates with a lower total flight time than these airlines require of other newly hired pilots.”
          Response:
•	Page 2: Please refer to the following table of destinations served in the Bahamas by U.S. airlines:

		Number of
	Bahamian Destinations	Destinations in the
Airline	Served	Bahamas

Gulfstream International Airlines (3M)	ASD, BIM, ELH, FPO, GGT, GHB, MHH, NAS, TBI, TCB	10
American Airlines (AA)	GGT, NAS, FPO, MHH	4
JetBlue (B6)	NAS	1
Delta (DL)	ELH, GGT, NAS, FPO	4
AirTran (FL)	FPO	1
Spirit Airlines (NK)	NAS, ZSA	2
Chalks Airlines (OP)	BIM, MHH, TCB	3
US Airways (US)	NAS, FPO	2
Vintage Prop & Jets (VQ)	MHH	1
West Jet (WS)	NAS	1
Friendship Airways (Y0)	ELH, MHH, TCB	3
The information presented above was obtained from the following sources:
1)	OAG (Official Airline Guide), September 2007 (Monthly Publication)

2)	EDS Shares A Reservations System (Continental Airlines Reservations System)

3)	Apollo / Galileo Reservations System (United Airlines Reservation System)

4)	Expedia.com (Online Travel Site)

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•	Page 29: The Company is aware of the following publicly traded regional airlines:

		Last Fiscal Year
		Revenue
Company Name	Symbol	($ millions)

SkyWest Inc.	SKYW	3,115
ExpressJet Holdings, Inc.	XJT	1,680
Mesa Air Group, Inc.	MESA	1,337
Republic Airlines Holdings, Inc.	RJET	1,143
Pinnacle Airlines Corp.	PNCL	825
Great Lakes Aviation Ltd.	GLUX	88
Mair Holdings	MAIR	24
Based on the public filings of each of these companies, substantially all of the revenue for the first five companies listed above was attributed to revenue from fixed fee (or capacity purchase as they are sometimes referred to) agreements with their code share partners. ExpressJet recently began a unique “branded flying” program and will apparently begin to derive a portion of its future revenue from sources outside of its fixed fee agreement with Continental. However, based on current filings, less than 10% of its revenues were derived from this program. Pinnacle recently acquired Colgan Air, which also does not operate under fixed fee agreements, but as of their June 30th quarter, over 75% of their revenue continued to be derived from fixed fee agreements.
The other two companies listed are quite small and make up only 1.4% of the regional group’s revenue. They operate under a combination of fixed fee, pro rate and essential air service programs.
Based on these findings, the Company has concluded that most publicly traded regional airlines rely upon fix fee agreements for the vast majority of their revenue. The Company has revised the S-1 by adding “publicly traded” before regional airlines in its disclosure.
•	Page 30: The Company has deleted the relevant statement.
3.	We note from page one that you charter flights to Cuba, which is identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions. Please describe for us your operations in and contracts with Cuba. Your response should describe your current, past and anticipated operations in and contacts with Cuba, including through affiliates and other direct and indirect arrangements.
          Response: Gulfstream currently provides Gulfstream Air Charter, Inc. (“GAC”) with aircraft and administrative services to perform daily passenger charter service from Miami International Airport to Jose Marti International Airport in Havana, Cuba. GAC has the requisite Travel Service Provider (“TSP”) (License Number CU-66888) and Carrier Service Provider (“CSP”) (License Number CU-66886) licenses issued by the Office of Foreign Assets Control (“OFAC”).
CSPs provide carrier-type services to U.S. persons, who are licensed to engage in travel related transactions with respect to Cuba. These services include contracting with U.S. and foreign airlines to

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provide charter air transportation services between designated U.S. and Cuban airports. TSPs act as travel agents and sell tickets to licensed U.S. persons for travel to Cuba and provide certain other travel related services
Cuba Charter Flights
For more than twenty-five years, Thomas L. Cooper (“Cooper”), either working through Gulfstream or another entity, has arranged charter flights between Miami, Florida and Havana, Cuba for passengers who are licensed to engage in travel related transactions
Gulfstream received its TSP and CSP license from OFAC in 1990 and the Cuba flights were performed pursuant to these licenses until September 2003. GAC obtained its CSP and TSP licenses from OFAC on February 12, 2001. In mid 2003, Cooper decided to transfer the Cuba charter operation from Gulfstream to GAC for business purposes. After entering into a services agreement with Gulfstream, GAC began to arrange charter flights on a regular basis on September 1, 2003.
From September 1, 2003 until approximately mid July 2004, GAC and Gulfstream contracted with Continental Airlines and other airlines to arrange charter flights to Cuba. These airlines operated large jet aircraft. After OFAC amended its Regulations on June 16, 2004, GAC had to reduce the aircraft seats in the market. GAC terminated its agreement with Continental and chartered smaller Beechcraft aircraft (with 19 passenger seats) from Gulfstream. Since July 2004, GAC has offered charter air transportation services to licensed passengers, with Gulfstream acting as the direct air carrier and providing administrative services.
The CSP license authorizes GAC to arrange charter flights to and from Cuba. GAC also can arrange for Cuban government entities — such as Havanatur — to provide ground, fuel, ticketing, and other services in connection with the charter flights. The TSP license authorizes GAC to sell tickets for travel to, from, and within Cuba. GAC can sell these tickets on the flights it arranges and on the charter flights that other CSPs arrange. The TSP license also permits GAC to make hotel and ground arrangements in Cuba and assist licensed travelers with Cuban entry visa applications and Cuban passport applications.
In accordance with its CSP license, GAC negotiates contracts with U.S. airlines to determine whether they have the right-sized aircraft available in Miami during Customs business hours of 8:00am until 10:00pm to operate charters to and from Cuba. These contracts identify the obligations of each party. Generally, the carriers provide the aircraft, crew, insurance, ticketing and fueling services, and baggage screening services in Miami. GAC assists carriers by verifying OFAC-required documentation at the airport in Miami and by contracting with Havanatur for ground and other services in Cuba.
After GAC signs a particular contract, it files a public charter prospectus with the U.S. Department of Transportation (“DOT”). This prospectus identifies the carrier, the aircraft type, the aircraft capacity, and the flight schedule (including routing) for the public charter flights. The prospectus also identifies the financial security arrangement that GAC maintains to guarantee the transportation. GAC has a

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surety bond for this purpose. After DOT approves the prospectus, GAC notifies licensed TSPs that GAC’s approved public charter flights are open for reservations.
GAC, as mentioned above, also has a TSP license. It uses this license to (a) sell tickets on the charter flights that it arranges to and from Cuba; (b) sell tickets on the charter flights that other licensed CSPs arrange to and from Cuba; and (c) make other travel arrangements for licensed travelers. These other arrangements include booking hotel reservations, making ground arrangements, and assisting with Cuban visa or passport applications.
GAC has established business relationships with reputable TSPs, so that they can sell tickets on GAC charter flights. The TSPs have direct contact with the licensed passengers. GAC pays commissions to TSPs that sell tickets on the GAC charter flights. While GAC does sell some tickets on its own charter flights under its TSP license, this represents a very small portion of its Cuba business.
Services in Havana
Havanatur, S.A. is a Cuban government agency that has the sole authority to process requests from CSPs for landing rights in Cuba. Havanatur may grant or deny these requests using its own governmental discretion. For example, in June 2004, after OFAC implemented new restrictions on travel to Cuba, Havanatur denied landing rights for all large aircraft operations that were scheduled and approved for July 2004.
Havanatur also arranges for Cuban Customs and Immigration officers to clear passengers who arrive in and depart from Cuba on the charter flights. Havanatur, moreover, offers airport services to CSPs. These services include groundhandling, passenger check-in, baggage screening, and other services. GAC needs Havanatur’s airport services because OFAC will not permit GAC employees to perform these functions.
In addition to the above government services, Havanatur acts as a travel agency and sells tickets on GAC charter flights to Cuban originating passengers, who are licensed to travel from Cuba to the United States. Persons to whom Havanatur may sell tickets include foreign government officials traveling to the United States on official government business, Cuban immigrants with U.S. immigration entry visas or other travel documents, and Cuban non-immigrants with U.S. entry visas.
Another Cuban entity with which GAC has had contact is Empresa Cubana de Aeropuertos y Servicios Aeronautico (“ECASA”). This Cuban government entity provides fueling services in Havana.
Services Agreement
Gulfstream’s Cuba Division assists GAC under the administrative services agreement identified above. Under this agreement, Gulfstream attends to some of the day to day activities at GAC’s office. Gulfstream assists passengers with questions or in making their travel arrangements. Gulfstream also

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assists GAC by making sure that all accounts are current. Gulfstream prepares invoices to TSPs for the amounts they owe GAC for tickets and other travel services.
In addition, Gulfstream assists GAC by maintaining records of the flights and of the passengers and by preparing reports of the flight activities. Gulfstream also assists with the Cuba airport operations. On behalf of GAC, Gulfstream requests landing rights from Havanatur for the charter flights. Gulfstream assists at the airport by (a) verifying documentation of each licensed passenger, (b) finalizing the manifest, and (c) collecting the excess baggage charges and U.S. taxes.
Gulfstream also assists GAC in reconciling accounts with Havanatur. GAC has the final authority to approve any payments or credits to Havanatur. Gulfstream occasionally contacts Havanatur, on behalf of GAC, to discuss lost baggage issues and other customer issues.
4.	Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Cuba’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.
          Response: In response to the Staff’s comment, the Company has added a risk factor, noting that Cuba’s designation as a state sponsor of terrorism could have a material impact on the Company. In addition, the Company has added a risk factor noting the potential impact of having Cuba operations on the market for the Company’s common stock. The Company has added disclosure regarding the materiality of its operations and contacts in Cuba to Management’s Discussion and Analysis, as described in the Company’s response to the Staff’s comment #5.
5.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Cuba. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Vermont’s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist activities. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba.

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          Response: Because the Company operates in Cuba under a services agreement, the Company has no fixed assets or liabilities associated with its Cuba operations. The Company has added disclosure to quantify revenues derived from its Cuba operations to Management’s Discussion and Analysis. As noted in the Company’s response to the Staff’s comment #4, the Company has added a risk factor noting the potential impact of having Cuba operations on the market for the Company’s common stock.
6.	Your qualitative materiality analysis also should address whether the government of Cuba or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.
          Response: The Company has provided details regarding this issue in its response to the Staff’s comment #3. For services provided by Havantur and ECASA, GAC makes payments to Celimar, S.A. (“Celimar”). The Company believes that Celimar is a parent company to both Havantur and ECASA. Reconciliations are done on a monthly basis and GAC wire transfers funds to a bank account as directed by Havantur in accordance with U.S. Treasury Department rules and regulations. While the Company does not act as an intermediary or receive any payments from the Cuban government or any of its agencies, the agencies described above do act as intermediaries and make and receive payments from GAC.
Prospectus Summary, page 1
7.	Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.
•	Define technical terms throughout the prospectus the first time they are used, including the following in the summary: a principal code share and alliance agreement, Second-In-Command type rating, and Part 121 flight hours.

•	Eliminate repetitive disclosure. The disclosure under “Our Competitive Strengths” and “Our Strategy” duplicates what appears on pages 47-49. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.

•	Please disclose your revenues and net income for the most recent stub and audited periods to provide a financial snapshot of your company.

•	Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as your substantial fixed obligations, dependency on code share relationships, the possibility of having to relocate your principal maintenance

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base, and the substantial seasonality of your business. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies included in this section. A mere cross-reference to the “Risk Factors” section will not be sufficient.

•	In addition, describe the recent decline in revenue from the Academy and the circumstances surrounding your lawsuit, as outlined on page 33. Consider adding a risk factor about future enrollment in the Academy, if appropriate.
          Response: The Company has revised the Prospectus Summary to make it more concise and balanced. In particular, the Company has reviewed the prospectus to ensure that technical terms are defined the first time they are used, to eliminate repetitive disclosure, to disclose revenue and net income figures for fiscal year 2006 and for the six months ended June 30, 2007, and to highlight more significant risks and limitations for the Company’s business. The Company has considered adding disclosure to the Prospectus Summary to describe the decline in the Academy’s revenue and the Company’s pending lawsuit and a risk factor concerning future enrollment in the Academy, but has elected not to do so in light of the Academy’s stabilized enrollment figures at approximately eight students per month and the low exposure to the Company resulting from the lawsuit.
The Offering, page 4
8.	We note from your disclosure on page 5 that you will issue warrants to purchase 80,000 shares of common stock to designees of the underwriters in connection with this offering at any exercise price equal to 120% of the public offering price. For these and any other warrants or options issued subsequent to March 31, 2007, please tell us and revise MD&A to disclose the reason for the subsequent issuance of warrants and stock options. Also disclose in your MD&A how these warrants and/or stock options will impact your financial statements. You should disclose and quantify the significant terms of and the assumptions used in valuing these warrants and/or stock options subsequently awarded and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of your most current balance sheet presented. See paragraphs 179 and 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R) for guidance.
          Response: Since June 30, 2007, the Company has not and does not intend to issue any options or warrants, except for the underwriter’s warrant to be issued pursuant to the underwriting agreement. The Company intends to value these warrants pursuant to the Black Scholes option pricing model using a fair value on the date of issue equal to the initial public offering price. As with all other offering-related expenses of the Company, the Company will deduct this cost from the gross proceeds from the offering. As a result, the Company believes this will not have a meaningful impact on the

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Company’s financial statements; therefore, the Company believes that no additional disclosure is necessary in Management’s Discussion and Analysis or the pro forma presentations.
Summary Financial Data, page 5
9.	We note from your disclosure on page 5, 6 and 7 that the consolidated data for the combined interim period ended March 31, 2006 and fiscal year ended December 31, 2006 have been derived from the financial statements of your predecessor and successor entities. Since the predecessor and successor financial data are presented on a difference cost basis, it is not appropriate to present combined financial data for the predecessor and successor entities. Please remove this combined financial statement date from your disclosure. MD&A, selected financial data on page 26 and any other section where combined financial statement data is presented, should also be revised by removing this information. Please note that your discussion and information presented in your MD&A Results of Operations and Liquidity sections should be revised so it is consistent with the presentation in your consolidated statement of cash flows listed on page F-1.
          Response: In response to the Staff’s comment, the Company has removed the combined financial statement data from the relevant disclosure. The Company has revised Management’s Discussion and Analysis to refer to the pro forma financial data as set forth in “Unaudited Pro Forma Financial Statements.”
10.	We note that you present unaudited pro forma summary financial data for the three months ended March 31, 2006 and year ended December 31, 2006 to give effect to acquisition of Gulfstream and the Academy as if the acquisition had occurred as of January 1, 2006. Given that it appears you have presented such pro forma financial information in lieu of providing pro forma financial statements giving effect to the acquisition, we believe you should revise your heading from “Summary Financial Data” to “Summary Historical and Pro Forma Financial Data” to more accurately reflect the information that is being provided in the summary section of the prospectus.
          Response: In response to the Staff’s comment, the Company has revised the heading to “Summary Historical and Pro Forma Financial Data.”
Pro Forma Information
11.	Reference is made to footnote 2 on page 6 and page 7. Please disclose the method and assumptions (i.e., cost basis, estimated useful-lives, period, etc.) used in estimating the pro forma depreciation expense based on the purchase price allocated to property, plant and equipment. Also, please separately disclose the period ended March 31, 2006 and December 31, 2006 the pro forma effect associated with the amortization of the

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acquired intangibles disclosed on page F-20, supported with footnote disclosure which clearly explains the assumptions and method involved.
          Response: In response to the Staff’s comments, the Company has expanded its footnote disclosure and pro forma financial information disclosure, which the Company has now presented in “Unaudited Pro Forma Financial Statements.”
12.	Reference is made to footnote 3 on page 6 and 7. Please disclose the method and assumptions used in estimating pro forma interest expense on the debt used to fund the acquisition of Gulfstream and the Academy (i.e., basis, interest rate, period, etc.) and the pro forma amortization expense associated with the deferral financing charges (i.e., cost, basis, amortization period, etc.). Also please provide for the period ended March 31, 2006 and December 31, 2006 the pro forma effect associated with the amortization of the warrant debt discount described on page F-25, supported with footnote disclosure, which clearly explain the assumptions and method involved.
          Response: In response to the Staff’s comments, the Company has expanded its footnote disclosure and pro forma financial information disclosure, which the Company has now presented in “Unaudited Pro Forma Financial Statements.”
13.	Reference is made to your pro forma earnings per share information on page 6 and 7. In this regard, please disclose in a footnote the assumptions used in estimation the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosure required by paragraph 40 of SFAS No. 128, as applicable.
          Response: In response to the Staff’s comments, the Company has expanded its footnote disclosure and pro forma financial information disclosure, which the Company has now presented in “Unaudited Pro Forma Financial Statements.”
14.	Since it appears that you will be using proceeds received from the offering transaction to redeem $3.3 million 12% subordinated debentures, please revise your pro forma statement of operations for the interim period ended March 31, 2007 and the fiscal year ended December 31, 2006 to reflect the pro forma effects associated with the redemption of the $3.3 million 12% subordinated debentures. Also, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No. 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to redeem the $3.3 million 12% subordinated debentures in accordance with SAB Topic 3:A. Additionally, please revise your introductory paragraphs or page 5 and 6 to briefly set forth a description of the above pro forma effects, as required by Rule 11-02 (b)(2) of Regulation S-X.

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          Response: The Company’s intent in providing pro forma information is to reflect the full period estimated effects of the Company’s March 14, 2006 acquisition of Gulfstream and the Academy, rather than for the effect of the offering. The Company believes that this approach is most appropriate because the majority of the proceeds from this offering will not be used to repay the Company’s debt; therefore, the Company believes it would be misleading to separately account for this particular use of proceeds.
15.	Reference is made to footnote (1) on page 8. Please revise to include a table that provides, on a separate basis, each adjustment included in the March 31, 2007 “As Adjusted” column on page 8, supported with footnote disclosure, which clearly explain the assumptions and method involved. Pro Forma information shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results. All pro forma adjustments should be reference to notes which clearly explain the assumptions involved.
          Response: The Company’s intent in providing this table is to present balance sheet information as-adjusted for the offering, rather than pro forma for the acquisition of Gulfstream and the Academy. In response to the Staff’s comment, the Company has added information to footnote (1) to disclose the specific adjustments resulting from the offering.
Risk Factors, page 9
General
16.	Please consider adding a risk factor regarding the fact that you utilize revenue sharing with your code share partners, rather than fixed fee arrangements, as described on page 46.
          Response: In response to the Staff’s comment, the Company has included a risk factor noting its utilization of revenue sharing arrangements.
We will have substantial fixed obligations, page 11
17.	Disclose whether you currently have sufficient cash to continue operations for the next 12 months. Please disclose the same in Management’s Discussion and Analysis of Financial Condition. Also discuss liquidity in MD&A on a long term basis. Long term is greater than one year.
          Response: In response to the Staff’s comments, the Company has made the relevant disclosures in the risk factor “We will have substantial fixed obligations” and in Management’s Discussion and Analysis of Financial Condition.

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Expansion of operations could result in operating losses, page 11
18.	Please tell us if you have any current plans to operate in areas away from your current Florida base.
          Response: As discussed in the “Strategy” section, the Company intends to pursue growth opportunities both within and outside its current geographic markets. The Company has been and, from time to time, continues to be in discussions with various parties in pursuit of this strategy. Any such transaction would involve either extending the Company’s relationship with one of its existing code share partners or else entering into a code share agreement with a new partner. As a result, the Company believes that specific disclosure is not appropriate. The Company has, however, modified the risk factor “Expansion of operations could result in operating losses” and the section “Business—Our Strategy” to clarify its intentions.
Gulfstream is dependent on our code share relationships, page 12
19.	Indicate the percentage of your consolidated revenue accounted for by each codeshare agreements with Continental, United Airlines and Northwest Airlines, respectively, if known.
          Response: In response to the Staff’s comment, the Company has added relevant disclosure to the risk factor “Gulfstream is dependent on our code share relationships.” In addition, the Company has added relevant disclosure to the section “Business—Gulfstream International Airlines—Code Share Agreements.”
If Gulfstream is forced to relocate our Fort Lauderdale maintenance base, we may not be able to operate as successfully, page 15
20.	We note from your disclosure that you are currently in negotiations regarding an extension of the lease agreement associated with your maintenance hangar location and if you are forced to relocate it may be prohibitively expensive to relocate and/or construct a maintenance hanger. In this regard, please disclose in MD&A the most adverse consequence and effect on your future operations if the lease associated with your maintenance hanger is not renewed.
          Response: In response to the Staff’s comment, the Company has added disclosure in MD&A to describe the most adverse consequences and effects on the Company if its maintenance hangar lease in Fort Lauderdale is not renewed.
21.	Either confirm that the industry and market data you refer to is either available for free or at a nominal cost, quantifying such nominal cost. If not, name the source and, except for government sources, file a consent with the next amendment. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references throughout the prospectus to the third parties and attribute the information to the company, based on its own research.

Securities and Exchange Commission

          Response: The industry and market data included in the prospectus is based on information available from the U.S. Department of Transportation, the Federal Aviation Administration or the Regional Airline Association. The information from the U.S. Department of Transportation and the Federal Aviation Administration is available free of charge over the Internet. The information from the Regional Airline Association is from the RAA 2006 Annual Report, which is available from the Regional Airline Association for a $100 charge.
Use of Proceeds, page 21
22.	Revise this section to quantify the uses of the funds being raised in this offering. In addition, please indicate the maturity of the debentures being redeemed. Refer to Item 504 of Regulation S-K.
          Response: In response to the Staff’s comment, the Company has clarified its use of net proceeds. Although the Company has no current plans to utilize the net proceeds to acquire additional aircraft or to refinance the existing aircraft, the Company believes it is possible that some proceeds could be used for these purposes in the future. The Company is unable to quantify the amounts that it may apply toward these uses in the future, but the Company believes it remains pertinent to mention such uses in its disclosure regarding the use of proceeds.
Selected Financial Data, page 26
23.	Please revise your selected financial data to include footnote disclosure to describe how each of the following operating metrics is calculated or determined:
•	Available seat miles;

•	Revenue passenger miles;

•	Passenger load factor; and

•	Average yield per revenue passenger mile.
          Response: In response to the Staff’s comment, the Company has added a description of the metrics used to calculate available seat miles, revenue passenger miles, passenger load factor and average yield per revenue passenger mile to the selected financial data.
Selected Financial Data, page 27
24.	Please revise to disclose for all successor periods presented basic and diluted income (loss) from continuing operations per common share as required by Instruction 2 of Item 301 of Regulation S-K.
          Response: In response to the Staff’s comment, the Company has added basic and diluted income from continuing operations per common share for successor periods.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
25.	Consider revising your overview to identify the material opportunities, challenges, and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.
          Response: In response to the Staff’s comment, the Company has added relevant disclosure to Management’s Discussion and Analysis.
26.	Wherever you attribute changes in significant items to more than one factor or element, please breakdown the impact of each such factor or element, if possible. For example, we note your disclosure on page 33 that industry conditions made pilot applicant recruiting more difficult. Provide further details regarding these industry conditions on recruiting. In addition, we note your disclosure on page 35 that the academy expenses increased due to increases in sales personnel, advertising, and travel expenses incurred to reinvigorate your business growth. Please quantify each such factor. Please refer to FRC Section 501.04 for further guidance.
          Response: In response to the Staff’s comment, the Company has added relevant disclosure to Management’s Discussion and Analysis.
27.	Please indicate the extent of the decline in enrollment at the Academy in 2006 and the first quarter of 2007. If the decline is continuing, please state this fact.
          Response: The decline in enrollment at the Academy for the relevant periods is reflected in the changes in the Academy’s revenue. Such decline in revenues and the principal reasons therefore are set forth in Academy revenue for each of the relevant periods. In response to the Staff’s comment, the Company has added disclosure for the most recent periods and has indicated that it believes enrollment has stabilized in the current period.
Debt and Other Contractual Obligations, page 42
28.	Quantify and describe all applicable financial covenants in your debt agreements, and disclose whether you are in compliance with all covenants as of the latest practicable date.
          Response: In response to the Staff’s comment, the Company has added disclosure regarding the applicable financial covenants in the Company’s debt agreements.
29.	Please expand to discuss how you plan to access additional sources of equity and debt financing considering that your line of credit from Wachovia expires July 31, 2007.
          Response: The Company has revised its disclosure to update the current status of this line of credit and to indicate that it will seek alternate financing sources if necessary.

Securities and Exchange Commission

Commitments and Contractual Obligations, page 43
30.	Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.
          Response: In response to the Staff’s comment, the Company has added a line item setting forth its obligations relating to executive compensation in the table under the heading “Commitments and Contractual Obligations.”
31.	Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.
          Response: In response to the Staff’s comment, the Company has added a note to the table under the heading “Commitments and Contractual Obligations”, indicating that such amounts do not include interest.
Stock-based Compensation, page 44
32.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the stock options and warrant issued between the period from January 1, 2006 through the date of your response. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.
          Response: Since its adoption of SFAS No. 123R effective on January 1, 2006, the Company has accounted for all issued warrants and stock options at fair value under the provisions of SFAS No. 123R. The Company has revised the disclosure in “Liquidity and Capital Resources - Critical Accounting Policies — Stock-Based Compensation” to include more information on the Company’s method for determining fair value and to cross-reference notes to the financial statements where the Company further explains its accounting for stock compensation.
33.	Tell us whether, at the date of grant, you obtained a contemporaneous or retrospective valuation of your underlying common stock and whether it was performed by an unrelated valuation specialist as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments.
•	Discuss the significant factors considered, assumptions, and methodologies used in determining the fair value of the underlying common stock at each date on which equity instruments were granted. These additional disclosures should include quantitative information regarding your assumptions and the weighting of the valuation methods. You should also address why you believe that the methods

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and assumptions used were appropriate under the circumstances. In addition, discuss the consideration given to any alternative factors, methodologies and assumptions; and

•	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your ordinary shares up to the filing of the registration statement.
          Response: The Company did not obtain valuations of its common stock as of the grant dates of the stock options issued. In all cases, the Company determined the fair value of the underlying common stock to be $5.00 per share and it made no attempt to secure independent appraisals to verify such valuation. The Company determined that the value of the common stock underlying the grants approximated the $5.00 per share price paid in its private placement in March 2006. It is the Company’s opinion that the value of the Company did not appreciably change between the private placement and the granting of the various options.
          Determining the fair value of the Company’s common stock involves complex and subjective judgments. The Company’s price range for its stock in the initial public offering resulted from negotiations between the Company, the underwriter and the qualified independent underwriter. That valuation took into account the following subjective factors. The common stock to be issued in the initial public offering are liquid securities, while the common stock issued in the Company’s private placement were illiquid. The likelihood of achieving a liquidity event involving a third-party transaction is greater when a public company is involved. The completion of the initial public offering is expected to give the Company capital to fulfill its business strategy and provide a platform to expand through future acquisitions and partner relationships.
Code Share Agreements, page 51
34.	Revise to clearly distinguish your disclosure describing the terms of your code share agreement with Continental Airlines from those of your alliance agreement with Continental Airlines.
          Response: In response to the Staff’s comment, the Company has clarified that its code share agreement with Continental Airlines is the same agreement as its alliance agreement with Continental Airlines.
35.	It appears your alliance agreement with Continental Airlines will continue through at least May 3, 2012, unless earlier terminated for cause, which includes your failure to maintain specific levels of operational reliability. Disclose those specified levels.

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          Response: In response to the Staff’s comment, the Company has added disclosure regarding specified levels of operational reliability.
Legal Proceedings, page 58
36.	Regarding the lawsuit related to the Academy, please include the name of the case and the court in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings, and the relief sought. Refer to Item 103 of Regulation S-K.
          Response: The Company has not provided the disclosure required by Item 103 of Regulation S-K because the Company does not believe the lawsuit is a material legal proceeding, as contemplated by Item 103 of Regulation S-K. In particular, the primary relief sought in the lawsuit is damages in an amount not exceeding ten percent of the current assets of the Company and its subsidiaries on a consolidated basis.
Compensation Discussion and Analysis, page 61
37.	We note that prior to consummating the offering, your board of directors intends to form a compensation committee that will be responsible for establishing and overseeing your compensation programs for your named executive officers. When known, specify the role of the compensation committee with respect to the approval of the actual compensation rewarded to the named executive officers, such as whether the committee has the authority to make all final decisions with regard to actual compensation awarded in a given fiscal year. In this regard, we note your disclosure that “compensation decisions are made by the board of directors, with significant input from Mr. Hackett for compensation of his direct reports, including Mr. Thomas P. Cooper, Mr. Stagias and Mr. Thomas L. Cooper.” If these other people will continue to have a role in the decision-making process, be sure to clarify the respective roles of each in making the final determinations with respect to the compensation actually awarded to each named executive officer during the fiscal year. See Item 407(e)(3)(i)(A) of Regulation S-K.
          Response: The Company is still in the process of constituting the board of directors that will be in place when the registration statement becomes effective. Once the composition of the board of directors has been finalized, the Company will constitute the Compensation Committee. At that time, the Company will review the description of the role of the Compensation Committee in setting compensation and will revise the Compensation Discussion and Analysis to reflect any changes.
38.	We note your disclosure that “periodic stock option grants are made at the discretion of the board of directors to eligible employees and, in appropriate circumstances, the board of directors considers the recommendations of members of management such as Mr. Hackett, our Chief Executive Officer.” Please elaborate on the role of the CEO in crafting and recommending the actual compensation packages for each named

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executive officer, other than himself. For example, include a more detailed description of the specific performance or other factors the chief executive officer considers in making his recommendation(s). In addition, you should discuss the extent to which actual compensation decisions have differed from the recommendations put forth by the CEO. Please refer to Item 402(b)(2)(xv) of Regulation S-K.
          Response: In response to the Staff’s comment, the Company has provided additional disclosure about the role of Mr. Hackett in compensation decisions, including the factors Mr. Hackett considers when developing his recommendations. The Company has also added disclosure concerning the extent to which actual compensation decisions have differed from the recommendations of Mr. Hackett.
39.	We note your statement that you “do not benchmark our compensation against that of others in our industry,” yet you then state that your “executive base salaries should be competitive with salaries for executives in similar positions with similar responsibilities at comparable companies.” Please revise this apparent discrepancy. Also, disclose the companies that you have identified as being comparable to you in size and operations and whose compensation was used as comparisons in making the compensation determinations. Se Item 402(b)(2)(xiv) of Regulation S-K. Clarify whether these comparisons were used only for base salary or for other elements of compensation.

Further, in this regard, discuss the weight that the committee gives to this type of information in determining the executive officers’ compensation packages. Also, discuss whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group. If you do not have specific guidelines on use of this data, please disclose this.
          Response: The Company does not benchmark its compensation against that of other companies in the industry. It does develop as sense of the market for executive talent in which it competes through the experience of Mr. Hackett and the members of the Board of Directors, contacts in the airline industry and in the south Florida region and publicly available information. The Company considers these market forces when setting compensation. The Company has revised its disclosure to clarify that it does not use benchmarks in making compensation decisions.
40.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparity in the salaries, bonus amounts, and potential payments among the named executive officers, such as between Messrs. Hackett and Cooper. Your CD&A should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive

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officer are materially different than the other officers, this should be discussed on an individualized basis. Simply stating that the “terms of these employment agreements are individually developed based on relevant considerations at the time they were entered into” is not sufficient in that regard.
          Response: The Company has revised the Compensation Discussion and Analysis to provide a more detailed discussion of how and why the compensation of the Company’s highest-paid named executive officers differs from that of the other named executive officers.
41.	Although you have identified the categories of performance metrics considered, you have not disclosed the actual quantitative targets established within each category. As such, the level of achievement relative to the targeted goal is not discernible. Please revise to identify all qualitative and quantitative targets established for fiscal 2006. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation for such conclusion and provide a more specific discussion and analysis of how difficult it would be for you to achieve the undisclosed goals. General statements regarding the level of difficulty or ease associated with achieving corporate goals are not sufficient. In discussing how difficult it will be for the company to achieve the target goals, you should provide as much detail as necessary without providing information that would result in competitive harm.
          Response: The Company uses several metrics for purposes of determining bonus payments. For Mr. Hackett and Mr. Thomas P. Cooper, each is entitled to received a bonus to the extent that the Company has annual income before income tax. Mr. Stagias is entitled to receive a bonus based on the Academy’s gross student revenue and on the Academy’s operating income. Mr. Stagias was also entitled to a bonus if, in the second quarter of fiscal 2006, the Academy’s gross income exceeds $420,000 and its operating income exceeds $13,742. Mr. Thomas L. Cooper is not entitled to a bonus. The Company has revised its disclosure of the bonus payments to more fully describe these aspects of its bonus programs.
Elements of Compensation, page 62
42.	In addition to providing the dollar amount of bonuses actually received by certain named executive officers during fiscal 2006, revise to also specify the percentages of the target bonus awarded.
          Response: The Company has two types of bonuses. The first are non-discretionary bonuses based on annual income before income tax, in the case of Mr. Hackett and Mr. Thomas P. Cooper, and the Academy’s gross student revenue and on the Academy’s operating income, in the case of Mr. Stagias. Mr. Thomas L. Cooper is not entitled to a bonus under the terms of his employment agreement. The second are discretionary bonuses based on the executive performance as evaluated by

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the Board of Directors on a subjective basis. Neither type of bonus involves target bonus amounts. Other than the one-time bonus opportunity for Mr. Stagias, which was tied to the Academy’s financial performance in the second quarter or fiscal 2006 and which is described in the registration statement, no named executive officer had a target bonus.
43.	Revise to provide further specificity, as required by Item 402(b)(1)(v) of the specific factors considered by the committee in its determination of the actual amounts of long-term awards awarded to each named executive officer in 2006. For example, identify the factors considered when determining award size and how a particular officer’s total compensation already earned factored into the amount of the award provided. To the extent any of the factors considered relate to the achievement of targets and goals, we refer you to our prior comment regarding the need to identify all quantitative and qualitative goals.
          Response: The Company has revised the registration statement to provide additional disclosure on the specific factors considered by the board of directors in its determination of the actual amounts of long-term awards awarded to each named executive officer in 2006.
Grants of Plan-Based Awards, page 68
44.	Clarify whether restricted stock awards are dividend eligible. See Item 402(e) of Regulation S-K.
          Response: While the Company has the ability to issue restricted stock under its stock incentive plan, it has not issued any restricted stock to date. If and when the Company issues restricted stock, the Board of Directors or the Compensation Committee shall set the specific terms of the restricted stock, including whether or not the restricted stock is entitled to receive dividends.
Outstanding Equity Awards At Fiscal Year-End, page 70
45.	We note from your disclosure that a 2-for-1 stock split was effected in May 2007. Please disclose in your notes to the financial statements that your financial statements retroactively reflect the 2-for-1 stock split effected in May 2007. See paragraph 54 of SFAS No. 128 for guidance.
          Response: In response to the Staff’s comment, the Company has added disclosure to Note (1) of the Audited Consolidated Financial Statements. In addition, the Company has deleted the footnote in the table “Outstanding Equity Awards at Fiscal Year-End” because this information is set forth in the introduction to the Prospectus Summary.
Potential Payments Upon Termination or Change of Control, page 70
46.	Please revise to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of

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benefits under the employment agreements and change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
          Response: The Company has revised the discussion of potential payments upon termination or change of control to describe and explain how the appropriate payment and benefit levels are determined under various circumstances. The Company has also revised the discussion to disclose how the termination/change of control arrangements fit into the Company’s overall compensation objectives and the rationale for the decisions made in connection with these arrangements.
Certain Relationships and Related Party Transactions, page 78
47.	Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of the Regulation S-K.

Lastly, disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.
          Response: Under the Company’s Code of Ethics, any conflict of interest between a director or officer and the Company must be referred to the Nominating and Corporate Governance Committee for approval. The Company is still in the process of constituting the board of directors that will be in place when the registration statement becomes effective. Once the composition of the board of directors has been finalized, the Company intends to establish a Nominating and Corporate Governance Committee whose charter will provide that it is responsible for reviewing and approving any related party transactions between the Company and any of its officers or directors. At that time, the Company will review the description of the role of the Nominating and Corporate Governance Committee in reviewing and approving related party transactions and will revise the section “Certain Relationships and Related Party Transactions” to reflect any changes.
          The Company has revised the disclosure under this section to reflect the absence of a formal policy with respect to related party transactions.

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48.	Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties.
          Response: The Company has revised its disclosure in the section “Certain Relationships and Related Party Transactions” in response to the Staff’s comment.
Management Services Agreement, page 80
49.	We note that on March 14, 2006, you entered into a management services agreement with the Weatherly Group to provide advisory and management services for an annual management fee of $200,000. Since it appears to be directly attributable to the acquisition, factually supportable, and will have continuing impact to your results of operations, we believe you should revise your pro forma income statements for the three-months ended March 31, 2006 and year ended December 31, 2006 on page 5 and 7, respectively, to reflect the expense associated with the management agreement with Weatherly Group.
          Response: In response to the Staff’s comment, the Company has revised its pro forma calculations to reflect the expense associated with the management agreement with Weatherly Group.
Where You Can Find More Information, page 92
50.	Revise to provide the SEC’s current address.
          Response: The Company has revised the disclosure to provide the SEC’s current address.
Financial Statements
Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2006 and 2007, page F-4
51.	We note from your disclosures elsewhere in the document that you issued 1,640,000 shares during March 2006 and further, 39,460 shares of common stock were issued to nine executives in September and October 2006. However, it appears the shares issues in September and October 2006 have been included in the number of common stock shares issued to private investors on the face of your statements of stockholders’ equity for the three months ended March 31, 2006. Please revise to correct this discrepancy.
          Response: In response to the Staff’s comment, the Company has revised its disclosure to correct the discrepancy and has substituted financial statements for the six months ended June 30, 2006 and 2007.

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Consolidated Statements of Cash Flows for the three months ended March, 2006 and 2007, page F-5
52.	Reference is made to the line item caption “proceeds from issuance of common stock” under financing activities totaling $7,366,878 for the three months ended March 31, 2006. It is unclear to us why this account differs from the amount reported as “issuance of common stock to private investors” of $7,444,392 within your statements of stockholders’ equity for the three months ended March 31, 2006.
          Response: In response to the Staff’s comment, the Company has revised its disclosure to correct the discrepancy and has substituted financial statements for the six months ended June 30, 2006 and 2007.
53.	Reference is made to adjustments to reconcile net income to net cash provided by (used in) operating activities. For the three months ended March 31, 2006, we note you reported an adjustment for stock-based compensation of $77,514; however, based on your disclosures in the filing and specifically, page II-2, it does not appear options to purchase shares of your common stock were issued prior to the May 2006 issuance to your Chief Executive Officer. Please explain to us the reason(s) for the discrepancy and reconcile the amounts for us. Revise your filing accordingly.
          Response: In response to the Staff’s comment, the Company has revised its disclosure to correct the discrepancy and has substituted financial statements for the six months ended June 30, 2006 and 2007.
Report of Independent Registered Public Accounting Firm, page F-8
54.	We note from paragraphs one and three, that you make no mention of the Predecessor Company’s balance sheet as of the fiscal year ended December 31, 2005. In this regard, please have your auditors perform the appropriate procedures to include the Predecessor Company’s balance sheet as of December 31, 2005 as part of the scope covered by the auditors’ opinion on page F-8.
          Response: The auditors have revised their opinion to incorporate the Predecessor Company’s balance sheet as of the fiscal year ended December 31, 2005.
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-15
55.	We note from your disclosure that at December 31, 2005 and December 31, 2006, that the amounts in excess of FDIC limits totaled approximately $4.8 million and $3.4 million, respectively. Please reconcile the above amounts to the case and cash equivalents balance of $3,585,995 and $3,143,015 as of December 31, 2005 and 2006, respectively in your balance sheet. We may have further comments after receipt of your response.

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          Response: The Company’s policy is to deduct outstanding check balances from its cash and cash equivalents balance in its financial statements. In determining exposure to FDIC limits, the Company believes it is appropriate to include outstanding check balances. As a result, the exposures cited above exceed the cash and cash equivalent balances.
Revenue Recognition, page F-16
56.	Reference is made to your “other revenue” recognition policy. Please tell us and revise your disclosure to describe the types of other revenue. Also, we note from your disclosure in Note 17 and 18 that you provide charter services. In this regard, please describe the types of charter services you provide and a detail description of your revenue recognition policy for charter services.
          Response: In response to the Staff’s comment, the Company has clarified its disclosure to describe the types of other revenue.
57.	Please revise your disclosure to include your policy on adjustments that relate to differences between your statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.
          Response: The vast majority of the Company’s airline revenue is processed and received from Continental pursuant to the Company’s code share agreement with Continental. As such, the Company is unable, nor is it required, to make adjustments related to these items. The Company has revised its disclosure to clarify its revenue recognition policy in response to the Staff’s comment.
Frequent Flyer Awards, page F-16
58.	We note from your disclosure that GIA receives revenue for travel awards redeemed on GIA’s flight segments. Please explain how your revenue is determined for travel awards redeemed by passengers and tell us the meaning of your statements “GIA receives revenue for travel awards redeemed...” As part of your response, tell us from whom you receive the revenue related to these redeemed travel awards and how the related sales price is determined.
          Response: As a part of its code share agreements, Gulfstream participates in several frequent flyer programs, and passengers may use mileage accumulated in those programs to obtain discounted or free trips that might include a flight segment on one of Gulfstream’s flights. However, under the code share agreements, Continental and other code share partners are responsible for the administration of their program, and Gulfstream receives revenue for travel awards redeemed for a flight segment through a code share partner’s frequent flyer program.

Securities and Exchange Commission

          The revenue Gulfstream receives for the usage of travel awards is determined by the controlling airline. In the case of Continental, Gulfstream’s travel award revenue is determined by contract at a rate of eleven cents per mile. Continental reports to Gulfstream monthly the earned revenue generated by these travel awards. The benefits to Gulfstream for travel award programs other than Continental are minimal.
Earnings per Share, page F-17
59.	We note from your dividend policy on page 22 and the disclosures on page 81 that the warrant issued to Continental to purchase Gulfstream International Airlines (GIA) common stock participates in cash dividends declared by GIA. We also note that GIA is a subsidiary of the Company. Based on the above, please tell us and disclose in detail how you applied the guidance in paragraph 60, 61 and 62 of SFAS No. 128 in computing basic and diluted earnings per share. Also please separately disclose the dilutive effects to the weighted average share outstanding from (1) warrants issued with your subordinated debentures and (2) stock options outstanding. Please apply this comment to your interim periods and fiscal years financial statements listed on page F-1.
          Response: In calculating earnings per share, the Company applied the guidance in SFAS 128 paragraph 62(a) and Illustration 7 of Appendix C by taking into account the per-share earnings of the subsidiary in the Company’s consolidated earnings per share computations. The calculations are disclosed in the notes to the financial statements for all Successor periods presented and in Exhibit 11 to the Registration Statement. The Company has also separately disclosed the dilutive effects of the warrants issued with its subordinated debentures and the stock options outstanding as requested. Paragraphs 60 and 61 are not applicable to the Company.
Recently Issued Accounting Standards, page F-18
60.	We note from your disclosures on page F-19 that management is currently evaluating the impact SAB 108 may have on your financial statements. Please note that in accordance with footnote 6 of SAB 108, if your prior year(s) financial statements are materially misstated based on consideration of the guidance in this Staff Accounting Bulletin, the prior year financial statements should be restated in accordance with paragraph 25 of Statement 154. Please advise us of the current status and results, if any, of your evaluation.
          Response: The Company has evaluated the impact of SAB 108 and has determined that SAB 108 has no material impact on its financial statements. The Company has revised its disclosure to reflect the absence of a material impact as a result of this evaluation.

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Note 2. Acquisition, page F-20
61.	We note from your disclosure on page F-20 that goodwill associated with the acquisition of G-Air and GTA comprises a significant portion of the total purchase price allocation. Considering the overall significance of goodwill recognized in your financial statements, please disclose and explain in detail the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in this acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b) and appendix A of SFAS No. 141 for guidance. We may have additional comments after receipt of your response.
          Response: The purchase price agreed to between the sellers and the Company was based on arms’ length negotiations. Factors considered by the Company in agreeing to the purchase price included historical and prospective EBITDA, EBITDAR and net income. Pursuant to SFAS No. 141, the Company obtained independent appraisals for the seven owned EMB 120s, the code share agreement with Continental, FAA FAR 21 Operating Certificate and the Gulfstream Training Academy trade name. The Company has revised Note 2 to clarify that the valuation of intangible assets was based upon independent appraisals.
62.	Please tell us and explain in Note 2 how you calculated or determined the fair value of the Affiliation Agreement, Operating Certificate and Tradename acquired in the G-Air and GTA acquisition.
          Response: These values were established based upon an independent appraisal by a third party business valuation advisor. As noted in the Company’s response to the Staff’s comment #61, the Company has revised its disclosure in Note 2 to reflect this fact.
63.	We note from your disclosure in Note 6 that you consider the GIA FAR 121 Operating Certificate of $2,383,162 and the Gulfstream Training Academy Tradename of $680,000 indefinite life assets. In this regard, please explain in detail why the above mention intangible assets have no legal, regulatory, contractual, competitive, economic, or other facts that limit its useful life. Also, tell us your basis for concluding that the GIA FAR 121 Operating Certificate and the Gulfstream Training Academy Tradename have indefinite useful lives and how you considered paragraph 11 and appendix A of SFAS No. 142 in your conclusion.
          Response: An airline must have an operating certificate to provide air service of any kind. Gulfstream’s certificate was issued under Part 121 of Federal Air Regulations (“FAR’s”) as written and enforced by the FAA. Once a certificate is issued, it is kept indefinitely as long as the airline maintains various FAA standards including crew training and rest requirements, maintenance and inspection programs, safety equipment, security procedures, etc. If an airline loses its operating certificate, it can no longer fly and is effectively out of business. It is Gulfstream’s intent to maintain such FAA standards in order to keep its certificate. As long as Gulfstream maintains its certificate, it will continue to fly passengers. As such, after reviewing paragraph 11 and appendix A of SFAS No. 142, the Company has deemed the operating certificate to have an indefinite useful life.

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          Gulfstream Training Academy (“GTA”) has been in business since 1997 and it is the Company’s intent to continue in this business and to protect the tradename if necessary. GTA’s operations have historically been profitable and management believes that this will continue indefinitely. As such, after reviewing paragraph 11 and appendix A of SFAS No. 142, the Company has deemed the trademark to have an indefinite useful life.
          In response to the Staff’s comment, the Company has added disclosure to Note 6 to explain why the specified intangibles have no legal, regulatory, contractual, competitive, economic or other facts that limit their useful life.
Note 9. Engine Return Liability, page F-24
64.	We note from your disclosure that you have hired a new engine maintenance vendor to perform engine overhaul services at a pace that will allow the remaining fourteen mid-life engines to be returned to the aircraft vendor in accordance with contractual specifications. In this regard, if there are consequences placed on the company for not returning the fourteen mid-life engines at a pace stipulated by your conceptual obligations, please assess and disclose in MD&A (if applicable) the impact this will have on your financial condition and results of operations. See SEC Financial Reporting Codification Section 501.02 for additional guidance.
          Response: The Company’s contract with its aircraft vendor does not specify consequences for the Company’s failure to return the fourteen mid-life engines to the aircraft vendor in accordance with the contractual schedule. The Company is presently on schedule with respect to engine returns and plans to complete the returns during the second half of 2008. The contract requires completion of the final engine return by 2010. Therefore, the Company does not believe that any disclosure in MD&A of specific consequences placed on the Company for failure to meet the return schedule is appropriate.
Note 12. Capital Transactions
Predecessor, page F-27
65.	We note from your disclosure that the subsidiary warrants held by Continental meet the requirements of EITF 00-19 to be accounted for as equity and the fair value of the warrants at the date of issue is included in additional paid-in-capital in the accompanying consolidated balance sheet. In this regard, please tell us the most current date that these warrants were evaluated under EITF 00-19 and explain in detail the facts and circumstances that support your conclusion of equity treatment under EITF 00-19 and SFAS No. 133. Also disclose the fair value amount included in additional paid-in capital in the accompanying statement of stockholders’ equity for each period presented and disclose the terms, method and assumption used to determine the fair value of these warrants.

Securities and Exchange Commission

Response: Gulfstream International Airlines, Inc. (“GIA”) issued a warrant to Continental Airlines (“Continental”) to purchase 20% of the shares of common stock of GIA in August 2003 as part of a restructuring agreement between GIA and Continental. Certain provisions of the Continental warrant were subsequently amended on March 14, 2006 in conjunction with the acquisition of GIA by a group of private equity investors. The amendment resulted in a payment of $2 million to Continental in return for a reduction from 20% to 10% in Continental’s right to purchase shares of common stock of GIA. The warrant relates to the right to purchase an explicit number of shares equal to 10% of the common stock of GIA as of the exercise date. Therefore, an explicit number of shares for physical settlement of the warrant is always determinable, calculable and known as of any date between the effective date and the exercise date of the warrant. Also, the net-share settlement shares can never exceed the shares available to Continental through physical settlement of the warrant.
The Company has considered the applicability of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify the instruments as liabilities (or assets in some circumstances) if they embody certain provisions. The Company has concluded that the fact pattern existing regarding the Continental warrant does not fall within the scope of SFAS No. 150.
The basic accounting issue, as addressed in paragraph 5 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, is how freestanding contracts that are indexed to, and potentially settled in, a company’s own stock should be classified and measured by the company. The Company has determined that classifying the warrant as equity is appropriate, and therefore the liability accounting provisions of SFAS No. 133 are not applicable to the warrant.
The Company has also considered the applicability of EITF 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary, to the fact pattern described above. The issue addressed by EITF 00-6 is not relevant to the facts and circumstances described above, because the warrant was issued by GIA and not by the parent company of GIA. Therefore, the Company has concluded that it does not apply.
The Company has considered several provisions of EITF 00-19 in the process of determining that the warrant was not a liability derivative for purposes of SFAS No. 133. First, the Company referred to paragraph 7 of EITF 00-19, which states, “The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.” The Continental warrant provides for only two means of settlement, physical settlement with shares or net-share settlement.
Paragraph 13 of EITF 00-19 states, “Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in

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paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:
1.	The contract permits the company to settle in unregistered shares.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.
In each case, the above conditions Nos. 1-8 are met, or are not applicable, with respect to the Continental warrant. As a result, GIA has classified the warrant as equity since its issuance in 2003.
The evaluation described above under EITF 00-19 was completed in June 2007.
The Company did not obtain an independent valuation to establish the fair value of the warrant issued to Continental. On August 8, 2003, the Company issued a warrant with similar terms to a vendor to acquire approximately 20% of GIA common stock. In December 2004, GTA purchased the warrant from the vendor for $1 million. The Company determined that the fair value of the Continental warrant approximated the price paid for the purchase of the warrant.
In response to the second part of the Staff’s comment, the Company has revised its disclosure in Note 12 to include the fair value amount in additional paid in capital for each period presented as well as the method used to determine the fair value of the warrants.
Successor, page F-27
66.	We note from your disclosure that at December 31, 2005, stock subscription receivable amounted to $70,000. In this regard, we note that you classify this amount as a current asset in the Successor’s 2005 balance sheet. Please reclassify stock subscription receivable of $70,000 from current asset to equity in accordance with Rule 5-02.30 of

Securities and Exchange Commission

Regulation S-X and SEC Staff Accounting Bulletin No. 40, Topic 4E. Additionally, the 2006 cash flows from this $70,000 subscription receivable should be reclassified from cash flows from operating activities to financing activities in your interim period and fiscal year ended 2006 cash flows statements. Please revise accordingly.
          Response: The Company believes the classification of the stock subscription receivable as an asset is appropriate. According to SAB Topic 4E, the Staff “will not suggest that a receivable from an officer or director be deducted from stockholders’ equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.” Note 12 to the December 31, 2006 financial statements discloses that the payments were received in April 2006 and October 2006. In addition, the financial statements were not published until the filing of the Form S-1 in July 2007. As such, the Company believes that it meets the Staff’s requirements to allow the stock subscription receivable to be classified as an asset. The Company has, however, reclassified the collection of the stock subscription receivable from operating activities to financing activities.
67.	Revise your footnote to disclose the issuance of common stock of 39,460 shares to nine of your executives during September and October 2006 at a purchase price of $5 per share. Your revised disclosure should include the fair value of common stock and how fair value was determined or calculated at the time of the sale.
          Response: In response to the Staff’s comment, the Company has revised its disclosure to disclose the issuance of common stock and to indicate the fair value and the method of determination of such common stock.
Note 13. Stock Options, page F-28
68.	Reference is made to the 104,324 stock options granted in 2006 with an exercise price of $5.00. In this regard, please disclose the grant date of the 104,324 stock options and the common stock fair value used in your Black-Scholes option pricing model. Also disclose and quantify the significant assumptions and methods used in valuing your common stock at each grant date. Additionally, as applicable, please provide the disclosures outlined in paragraphs 179 and 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Please provide similar disclosure for the 106,000 stock options issued during the three month ended March 31, 2007, disclosed on page F-7, and disclose the terms associated with the 106,000 stock options.
          Response: Please refer to the chart provided in response to the Staff’s comment #70. The 104,324 stock options in question were granted to David Hackett, Chief Executive Officer upon closing of the Company’s acquisition of Gulfstream and the Academy in March 2006, pursuant to a written agreement between the Company and Mr. Hackett effective as of the acquisition date. The Company used $5.00 as the per share value of the Company in its Black-Scholes option value model. No attempt was made to independently determine the value of the Company’s stock at the time of the

Securities and Exchange Commission

grant, due to the fact that the timing of the grant coincided with $5.00 offering price of the Company’s shares paid by independent investors on the acquisition date.
69.	Reference is made to the table summarizing information regarding non-vested stock options for fiscal 2006 at the top of page F-29. Please note that the disclosure required by paragraph A240(b)(2) of Appendix A of SFAS No. 123R is required for equity instruments other than stock options (e.g. shares of nonvested stock); however, you are still required under paragraph A240(c)(1) of Appendix A of SFAS No. 123R to disclose the weighted-average grant-date fair value of equity options or other equity instruments granted for each year an income statement is provided. Please revise your footnote accordingly.
          Response: The Company has reviewed the disclosure requirements of paragraph A240(b)(2) of SFAS No. 123R. Because the Company does not have any other nonvested securities other than the stock options disclosed in the financial statements, the Company does not believe this disclosure is applicable. The Company has also reviewed paragraph A240(c)(1) of SFAS No. 123R. The Company did not disclose such information for the Predecessor or for fiscal 2005 of the Successor, as no options had ever been granted. This information is disclosed in the text preceding the tables in Note 13; therefore, the Company does not believe it is necessary to include such years in the table.
70.	Please supplementally provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The amount and timing of expense recognition; and

•	Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
          Response: Set forth below is a chart in chronological order for stock option grants and other equity-related transactions for the year prior to the June 30, 2007 balance sheet.

Securities and Exchange Commission

Type	# of Shares	Date	Price/ Exercise Price	Grantee	Description
Options(1)	104,324	5/2006	$5.00	David Hackett	Employee (CEO)
Shares(2)	13,000	9/2006	$5.00	Thomas P. Cooper	Employee (General Counsel)
Shares(2)	26,460	9/2006	$5.00	8 employees	Employees
Options(3)	30,000	1/2007	$5.00	Robert Brown	Employee (CFO)
Options(3)	10,000	1/2007	$5.00	Thomas P. Cooper	Employee (General Counsel)
Options(3)	62,000	1/2007	$5.00	9 employees	Employees
Options(4)	2,000	1/2007	$5.00	Daniel Abramowitz	Director
Options(4)	2,000	1/2007	$5.00	Richard Schreiber	Director
Shares(2)	10,000	5/2007	$5.00	Thomas McFall	Director (Chairman)

(1)	As noted in item #68, these options were issued to Mr. Hackett soon after closing of the Company’s acquisition of Gulfstream and the Academy based on a written agreement entered into prior to completion of the acquisition. The grant date fair value of these options ranged between $2.25 and $2.67 per share, based on the Black Scholes method of determining fair value for graded options. This expense is being recognized over the vesting period in accordance with SFAS No. 123(R).

(2)	In September 2006, the Company made an offer to buy or exchange into shares of its common stock the remaining G-Air shares held by numerous prior shareholders of G-Air unaffiliated with the Company. The shares listed above were issued (i) to executives who expressed a desire to invest in the Company and (ii) prior shareholders of G-Air that exchanged their G-Air shares for shares of the Company. Funds required to purchase these shares were procured by the sale of these shares to key employees of the company. Mr. McFall agreed to purchase any shares not subscribed to by the other executives and completed that transaction in May 2007. There is no expense being recognized for these share issuances.

(3)	These options were granted as an incentive to the Company’s key employees pursuant to the Company’s Stock Incentive Plan approved by shareholders in March 2006. The grant date fair value of these options ranged between $2.18 and $2.58 per share, based on the Black Scholes method of determining fair value for graded options. This expense is being recognized over the vesting period in accordance with SFAS No. 123(R).

Securities and Exchange Commission

(4)	These options were granted to two independent non-employee directors pursuant to the Company’s Stock Incentive Plan. The grant date fair value of these options was $2.18 per share, based on the Black Scholes method of determining fair value. This expense is being recognized over the vesting period in accordance with SFAS No. 123(R).
As discussed in the Company’s response to the Staff’s comment #72, in all cases, the Company determined the fair value of the company’s underlying common stock to be $5.00, and made no attempt to secure an independent appraisal to verify this valuation.
71.	Continue to provide use with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
          Response: Please refer to the chart provided in response to the Staff’s comment #70. There have been no additional stock or option grants or transactions since June 30, 2007.
72.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.
          Response: Please refer to the chart provided in the Company’s response to the Staff’s comment #70. The Company did not obtain a valuation as of the grant dates. In all cases, the Company determined the fair value of its underlying common stock to be $5.00, and it made no attempt to secure an independent appraisal to verify such valuation. The Company’s financial performance, as measured by its internal financial statements, did not change appreciatively between March 14, 2006 and the dates of the respective grants. In addition, the Company had engaged new auditors to review its accounting policies, was switching to a new accounting pronouncement (FSP No. AUG AIR-1) to account for engine maintenance on owned airplanes, and was negotiating a new engine maintenance agreement for leased airplanes that may have had an undetermined impact on the financials at the time of the grants. For these reasons, the Company determined that the time and expense of obtaining an independent valuation was not justified or meaningful in this situation, and instead based its determination of fair value in the March 2006 transaction.
73.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Securities and Exchange Commission

          Response: The Company considered an Initial Public Offering of its stock as a possible future source of capital for acquiring new airplanes, repaying debt, refinancing existing owned aircraft and/or purchasing aircraft currently leased pursuant to operating leases as early as the date of the Company’s acquisition of Gulfstream and the Academy (March 2006). It was generally assumed that a valuation placed on the Company’s shares in a public environment would likely exceed that paid in the private buyout transaction. The Company discussed this possibility with Taglich Brothers in May 2006, and formally engaged Bryan Cave to pursue this strategy in the summer of 2006. Discussion immediately ensued with Sanders, Morris and Harris as a qualified independent underwriter or co-underwriter, and representatives from that firm visited the Company in June 2006, and attended the initial drafting session in August 2006. The Company had engaged new auditors to review its accounting policies, was switching to a new accounting pronouncement (FSP No. AUG AIR-1) to account for engine maintenance on owned airplanes, and was negotiating a new engine maintenance agreement for leased airplanes that may have had an undetermined impact on the financials at the time of those initial discussions, so potential valuations ranges were vague and wide. It was agreed that the financials would need to be finalized and a CFO would need to be hired (which was accomplished in February 2007) before pricing discussions could continue. However, it was agreed that a valuation metric of EBITDAR/Enterprise Value, and to a lesser extent price to earnings based both on historical and expected future (2007) performance compared to that of a peer group of publicly traded airlines (with an appropriate discount for an initial offering) would be used to set the initial price range. To be all encompassing, the Company discussed likely ranges of between $7.50 and $15.00 during the ensuing months.
The 2006 financial statements, which formed the basis for the Company’s first serious price discussions that included input from the Qualified Independent Underwriter and ultimately determined its initial filing range were not issued until May 2007.
Note 17. Related-Party Transactions, page F-32
74.	We note from your disclosure on page F-33 that pursuant to the services agreement with GAC, you recognize as charter revenue cash flow provided to you from GAC, net of expenses. Please explain to us why charter revenue is recognized as cash flow is provided, rather than as earned and why charter revenue is reported net rather than gross of expenses, supported with the guidance outlined in SAB 104 and EITF 99-19. As part of your response, please explain why management believes the classification of such expenses is more appropriate as an offset to revenue, rather than reflecting these expenses as operating expenses and why your income statement margin analysis and ratios in the MD&A section represent a more meaningful and appropriate presentation than an analysis that includes gross charter revenues. Additionally, please tell us if you bear any risk for collection of such expense from GAC.

Furthermore, we note that the accounts receivable amount of $606,438 is due from GAC as of December 31, 2006. In this regard, please separately classify such amount

Securities and Exchange Commission

on the face of your consolidated balance sheet as accounts receivable due from related party in accordance with Rule 5-02.3(a) and Rule 4-08 (k) of Regulation S-X.
          Response: As noted in the response to the Staff’s comment #3, GAC operates charter flights between Miami and Havana. GAC is a related entity as it is owned by Thomas L. Cooper, the former Chief Executive Officer and current Chairman Emeritus of GIA. GAC is licensed by the Office of Foreign Assets Control of the U. S. Department of the Treasury as a carrier and travel service provider for charter air transportation between designated U. S. and Cuban airports. It should be noted that the Company does not operate the charter service to Cuba, has no rights under the GAC license and is not permitted to operate any type of flights to Cuba under then law.
          Pursuant to a services agreement between GIA and GAC dated August 8, 2003 and amended on March 14, 2006, GIA provides use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative. GIA also maintains the financial records for GAC. In return for providing such services, pursuant to the March 14, 2006 amended agreement, GIA receives a fee equal to 75% of the net income generated by GAC’s Cuban charter operation. Prior to the amendment to the service agreement, GIA received all of the net income generated by GAC’s Cuban operation up to a cumulative total of $1 million, and then 75% thereafter.
          GIA recognizes service fee revenue in the period earned based on reports provided by GAC. GIA does not recognize revenue based on cash flow. In addition, the fee income recorded is net of expenses. There is no risk for collection of expenses as GIA does not bill GAC for expenses. The Company has corrected its disclosure accordingly in Note 17.
          The Company has corrected its balance sheet classification for amounts due from GAC by reclassifying them as Due From Related Entity at December 31, 2005 for the Predecessor and December 31, 2006 for the Successor.
Other
75.	In the event of a delay in the effectiveness of your Form S-1 registration statement, please update the financial statements pursuant to Rule 3-12 of Regulation S-X.
          Response: The amended registration statement includes financial statements for the quarter ended June 30, 2007. The Company will continue to monitor its need to update its financial statements, as required by Regulation S-X, Rule 3-12.
76.	Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.
          Response: The Company has included an updated consent from its independent registered public accounting firm with the amended registration statement and will do so for any future amendments to its Form S-1 registration statement.

Securities and Exchange Commission

*            *            *
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2439, C. Brendan Johnson at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or any of us by fax at 312-602-5050.
Very truly yours,
Melanie P. Rheinecker

cc:	Jeffrey Jaramillo
          Securities and Exchange Commission
Jean Yu
          Securities and Exchange Commission
Jason Wynn
          Securities and Exchange Commission
David Hackett
          Gulfstream International Group, Inc.
Robert Brown
          Gulfstream International Group, Inc.
John Guttilla
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.